Exhibit 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006
Earnings
Income from continuing operations before income taxes*	$255.5	$198.4	$192.6	$147.3	$339.1
Interest expense (excluding amount capitalized)	37.7	37.4	49.5	60.9	56.2
Portion of rental expense under operating leases representative of an interest factor**	15.4	16.9	21.5	24.3	24.9

Total earnings***	$308.6	$252.7	$263.6	$232.5	$420.2

Fixed charges
Interest expense (including amount capitalized)	$38.1	$38.3	$50.5	$61.9	$57.8
Portion of rental expense under operating leases representative of an interest factor**	15.4	16.9	21.5	24.3	24.9

Total fixed charges	$53.5	$55.2	$72.0	$86.2	$82.7

Ratio of earnings to fixed charges	5.8	4.6	3.7	2.7	5.1

*	2006 through 2008 amounts have been retrospectively adjusted to include noncontrolling interest.
**	Estimated portion of rent expense representing interest.
***	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.